

Mail Stop 4720   December 21, 2017

Douglas L. Williams
Chief Executive Officer
Atlantic Capital Bancshares, Inc.
3280 Peachtree Road, NE Suite 1600
Atlanta, Georgia 30305

> **Re: Atlantic Capital Bancshares, Inc.**
> **Form 10-K**
> **Filed March 14, 2017**
> **File No. 001-37615**

Dear Mr. Williams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed October 27, 2017

Exhibit 99.1 Third Quarter 2017 Results

1. We note that you disclose tax equivalent net interest margin, core interest income and net interest income excluding the impact of purchase accounting and loan accretion income. The exclusion of purchase accounting and loan accretion income are not appropriate as they represent a tailored accounting principle prohibited by Regulation G because they only exclude the effects of purchase accounting and do not reflect true organic growth. Refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Please remove these non-GAAP measures from future presentations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at 202-551-3695 or me at 202-551-3368 with any questions.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant
Office of Financial